Exhibit 12.1

NASH-FINCH COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Fiscal Year Ended
(in thousands, except ratios)	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011	December 29, 2012

Fixed Charges:
Interest expense on indebtedness	$26,466	$24,372	$23,403	$24,894	$24,944

Rent expense (1/3 of total rent expense)	7,299	8,565	8,164	6,400	7,612

Total fixed charges	$33,765	$32,937	$31,567	$31,294	$32,556

Earnings:
Earnings (loss) before provision for income taxes	$53,791	$23,750	$72,126	$58,428	$(121,694)

Fixed charges	33,765	32,937	31,567	31,294	32,556

Total earnings (loss)	$87,556	$56,687	$103,693	$89,722	$(89,138)

Ratio	2.59	1.72	3.28	2.87	(2.74)